Exhibit 3.3

SECOND CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRIUS THERAPEUTICS, INC.

TRIUS THERAPEUTICS, INC. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Company is Trius Therapeutics, Inc.

SECOND: The date on which the Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was September 18, 2007. The Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on March 18, 2008. The First Certificate of Amendment to Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 4, 2009.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Company’s Amended and Restated Certificate of Incorporation, as amended, as follows:

1. Section A of Article IV of the Company’s Amended and Restated Certificate of Incorporation, as amended, is hereby deleted in its entirety and replaced as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 225,844,638 shares, 123,000,000 shares of which shall be Common Stock (the “Common Stock”) and 102,844,638 shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share. Effective at the time of filing of this Second Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every 8.6 shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the “Reverse Split”); provided, however, that the Company shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Company. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis.”

FOURTH: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, Trius Therapeutics, Inc. has caused this Second Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its President this 24th day of February, 2010.

TRIUS THERAPEUTICS, INC.

By:	/s/ Jeffrey Stein
Jeffrey Stein, Ph.D.
President and Chief Executive Officer